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                             December 23, 2020

       Yimin Wu
       Chief Executive Officer
       Infobird Co., Ltd
       Room 12A05, Block A
       Boya International Center, Building 2, No. 1 Courtyard
       Lize Zhongyi Road
       Chaoyang District, Beijing, China 100102

                                                        Re: Infobird Co., Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed December 9,
2020
                                                            File No. 333-251234

       Dear Mr. Wu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. Please revise to describe the changes with your relationship with your largest customer,
                                                        China Guangfa Bank.
Please clarify in your summary that your services agreement for customized cloud-based
services expired on June 30, 2020 and you have been operating under an "oral
arrangement" since then. Further, your telecommunication services agreement with China
Guangfa Bank will expire on December 31, 2020. Please describe how the oral
arrangement differs from your written contractual relationship prior to June
                                                        30, 2020 and whether
you derive material amounts of revenue from the soon-to-be
                                                        expiring
telecommunications services agreement with China Guangfa Bank. Please also
 Yimin Wu
Infobird Co., Ltd
December 23, 2020
Page 2
      explain how China Guangfa Bank is changing its internal telemarking strategy and how that affects the services you provide to this customer.
Corporate History and Structure, page 43

2. We note that you have filed your VIE agreements as exhibits related to your VIE entity,
      Infobird Beijing. Please revise to describe the management structure and officers and directors of Infobird Beijing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-348 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameYimin Wu
                                                           Division of
Corporation Finance
Comapany NameInfobird Co., Ltd
                                                           Office of Technology
December 23, 2020 Page 2
cc:       Clayton E. Parker, Esq.
FirstName LastName